CONTACT:                        FOR IMMEDIATE RELEASE

Robert H. Barghaus
Chief Financial Officer (203) 661-1926, ext. 6668

Jane F. Casey
Vice President, Investor Relations
(203) 661-1926, ext. 6619

BLYTH, INC. REPORTS 4th QUARTER AND 2013 SALES AND EARNINGS

GREENWICH, CT, USA, March 14, 2014: Blyth, Inc. (NYSE: BTH), a direct to consumer company and leading designer and marketer of candles and accessories for the home, as well as health & wellness products sold through the direct selling and direct marketing channels, today reported sales and earnings for the fourth quarter of 2013.

2013 Fourth Quarter Performance

Net sales for the three months ended December 31, 2013 decreased approximately 21% to $261.2 million from $331.0 million for the comparable prior year period, primarily due to lower sales at ViSalus.

Commenting on the fourth quarter results, Robert B. Goergen, Jr., Chief Executive Officer noted, “Our 4th quarter results were impacted largely by ViSalus’s lower level of promoters versus prior year. However, the ViSalus management team has developed a series of new programs intended to grow our promoter count, and improve our ongoing retention efforts in North America, as well as enact cost reductions within ViSalus’s operations. Moreover, ViSalus has initiated its international expansion, entering the UK in 2013, and has invested in product development and support for entering five new markets in 2014. Obesity is a universal issue and ViSalus offers weight management products and supplements to help promote a healthy lifestyle that can benefit a global audience.”

Mr. Goergen noted further that, “Within PartyLite, favorable consultant trends in many of our European markets indicate that our product offering together with our customer programs are having the desired impact as we seek growth internationally. PartyLite has created innovative party themes such as Clearly Creative™ DIY (Decorate It Yourself), where guests have a hands-on experience with our versatile and unique products, which drives both bookings and show attendance.”

Mr. Goergen continued, “Silver Star Brands’ management continues to execute profit improvement programs successfully, driving growth in operating profit in both the fourth quarter and full year.”

Blyth’s operating profit for the fourth quarter was $22.6 million this year versus $39.8 million last year, largely driven by the decline in sales. Last year included a pre-tax ViSalus Equity Incentive Plan (EIP) charge of $2.2 million and pre-tax PartyLite restructuring charges of $1.0 million. Excluding the impact of these charges, Blyth’s operating profit of $22.6 million in 2013’s fourth quarter compares to an operating profit of $43.0 million in the year-earlier period.

Net Income Attributable to Blyth, Inc. was $9.7 million for the three months ended December 31, 2013 compared to $27.8 million in the comparable prior year period. Diluted Earnings per Share Attributable to Blyth, Inc. were $0.60 for the three months ended December 31, 2013 compared to $1.63 in the comparable prior year period. The prior year’s Diluted Earnings per Share Attributable to Blyth, Inc. includes a ViSalus EIP charge of $0.06 per share, PartyLite restructuring charge of $0.04 per share, impairment of Midwest-CBK note receivable charge of $0.06 per share and a gain of $0.36 per share from discontinued operations. Excluding these unusual items, normalized Diluted Earnings per Share Attributable to Blyth, Inc. for the fourth quarter 2013 of $0.60 compared to $1.42 in last year’s fourth quarter.

Net Income Attributable to Blyth, Inc. Common Stockholders was $8.8 million in this year’s fourth quarter compared to a loss of $6.2 million last year. This year’s results include a charge of $0.9 million, or $0.06 per share, for accretion to redemption value for ViSalus redeemable preferred stock. Last year’s results included a downward adjustment of $34.0 million, or $1.99 per share, related to the redemption of redeemable preferred stock in excess of earnings after allocating attributable losses. Giving effect to these adjustments, Diluted Earnings per Share Attributable to Blyth, Inc. Common Stockholders were $0.54 for the three months ended December 31, 2013 compared to a loss of $0.36 per share in the comparable prior year period.

The summary reconciliation of unaudited Generally Accepted Accounting Principles (GAAP) earnings and earnings per share to Non-GAAP earnings and earnings per share presented in the attached table and the discussion of segment operating profit excluding certain items are included as additional references to assist investors in analyzing the Company's performance and should be considered in addition to, not as a substitute for, measures of financial performance prepared in accordance with GAAP. In presenting comparable results, the Company discloses non-GAAP financial measures when it believes such measures will be useful to investors in evaluating the Company’s underlying business performance. Management internally reviews the results of the Company excluding the impact of certain items as it believes that these non-GAAP financial measures are useful for evaluating the Company’s core operating results and facilitating comparison across reporting periods.

2013 Fourth Quarter Segment Performance

In Candles & Home Décor, PartyLite sales were $154.5 million in the fourth quarter versus $160.1 million for the same period last year, a decline of 4%. Worldwide, active independent sales consultants totaled approximately 52,000 at the end of 2013 compared to over 54,000 at the end of 2012. PartyLite’s European sales during the quarter decreased 1% in U.S. dollars, or a 5% decline in local currency. PartyLite’s European active independent sales consultants totaled over 30,000 at the end of the fourth quarter both this year and last year. PartyLite’s

North American sales, comprised of the U.S. and Canada, declined 12% versus the prior year period. Active North American independent sales consultants totaled approximately 17,000 at the end of the fourth quarter versus over 19,000 at the end of last year.

Fourth quarter operating profit for the Candles & Home Décor segment was $27.7 million versus $29.9 million in last year’s fourth quarter. Excluding allocated corporate expenses and other of $1.6 million this year and last year, as well as a restructuring charge last year of $1.0 million, PartyLite’s operating profit was $29.3 million this year versus $32.5 million last year, driven by higher promotional expenses in Europe and lower sales.

Commenting on the performance of the Candles & Home Décor segment, Robert B. Goergen, Jr., Chief Executive Officer of Blyth and President, PartyLite Worldwide said, “We are beginning to see some positive trends in consultant count, one of our key indicators, despite the worldwide 4% year-over-year decline that was driven by North America. PartyLite's European consultant count was unchanged in the fourth quarter versus last year, the second quarter in a row where consultant base has held steady year-over year. In addition, in Australia, year-over-year consultant count increased 35% in the fourth quarter, driving continued sales growth.”

Mr. Goergen continued, “We have several compelling initiatives to grow the top line. We recently announced a collaboration with Jonathan Adler on an exclusive line of candles, fragrances and home décor, which will be available in our Fall/Holiday 2014 collection. We also introduced Brighter World™ by PartyLite, premium soy candles featuring rare fragrance ingredients that are carefully harvested to benefit the local community where they are grown. And, in the area of flameless fragrance, we introduced SmartScents by PartyLite™, highly fragranced sticks with decorative holders that will deliver scent for up to 30 days. In addition, we are seeing evidence in North America that on-line consultant sales have grown, offering consultants a new avenue for growing their businesses while providing the consumer with another way to buy PartyLite products.”

In the Health & Wellness segment, ViSalus’s fourth quarter net sales were $62.9 million versus $126.6 million for the same period last year, a decline of 50%, largely reflecting the reduced promoter base in North America. At the end of the fourth quarter, qualified independent North American promoters totaled approximately 35,000 versus 76,000 promoters at the end of the prior year’s fourth quarter. International promoters totaled nearly 2,500 at the end of 2013, reflecting the entry into the U.K. in April. Health & Wellness fourth quarter segment operating loss was $7.7 million this year versus operating profit of $8.7 million last year. Excluding allocated corporate expenses of $2.4 million both this year and last year, and the EIP charge of $2.2 million last year, fourth quarter operating loss for ViSalus was $5.3 million this year versus $13.3 million operating profit in the fourth quarter of 2012. The decrease in ViSalus’s operating profit was due primarily to the sales reduction and costs associated with its global expansion initiatives.

Ryan Blair, Chief Executive Officer of ViSalus noted that, “In North America, our core market, we have launched additional products, programs and incentives to retain and motivate customers and promoters. In addition, we have identified several million dollars of savings to right-size the business and free up capital for investment in international expansion and new product development. By the end of 2014, we will have invested over $13 million to open six new markets, including the UK, which we entered in 2013, and Germany and Austria, which we launched during the first quarter.”

In the Catalog & Internet segment, fourth quarter net sales for Silver Star Brands decreased slightly to $43.7 million versus $44.3 million last year. Growth in health and wellness products and higher sales associated with the new Silver Star Brands credit program were offset by lower sales of general merchandise. Fourth quarter operating profit in this segment was $2.7 million this year versus $1.1 million last year. Excluding allocated corporate expenses and other of $0.6 million this year and $0.5 million last year, Silver Star Brands’ operating profit was $3.3 million this year versus $1.6 million last year. The improved operating performance year-over-year reflects promotional efficiencies in the current quarter.

The sum of the individual and segment amounts may not equal the reported totals for the quarter and full year for Blyth overall due to rounding.

2013 Full Year Performance

Net Sales for the year ended December 31, 2013 declined 25% to $885.5 million versus $1,179.5 million for the prior year. Operating Profit for the twelve months was $19.7 million this year versus $84.6 million last year, a decline of 76.7%. Last year’s results included the following pre-tax items:

•	A ViSalus EIP charge of $11.3 million,

•	Fees of $4.7 million related to the ViSalus withdrawn stock offering,

•	PartyLite restructuring charges of $3.2 million, and

•	An intangible impairment charge of $0.8 million at Silver Star Brands.

Excluding the impact of these charges, this year’s operating profit of $19.7 million compares to an operating profit of $104.6 million last year, a decline of 81.1%.

Net Earnings Attributable to Blyth, Inc. was $2.4 million for 2013 compared to net earnings of $44.0 million in the prior year, a decline of 94.5%. Diluted Earnings per Share Attributable to Blyth, Inc. was $0.15 for 2013 compared to Diluted Earnings per Share of $2.55 in the prior year. Last year’s Diluted Earnings per Share include:

•	ViSalus EIP charge of $0.32,

•	Fees related to the ViSalus withdrawn stock offering of $0.12,

•	PartyLite restructuring charges of $0.12,

•	Silver Star Brands intangible impairment charge of $0.03,

•	Impairment of Midwest-CBK note receivable charge of $0.06, and

•	Income from discontinued operations of $0.45.

Normalized Earnings per Share of $0.15 for the full year 2013 compared to $2.75 per share last year, before the aforementioned charges and discontinued operations, a decline of 94.5%.

Net Loss Attributable to Blyth, Inc. Common Stockholders was $3.0 million for 2013 compared to Net Earnings Attributable to Blyth, Inc. Common Stockholders of $10.0 million last year. This year’s results include a downward adjustment of $5.5 million reflecting the accretion adjustment to the redemption value for the ViSalus redeemable preferred stock after allocating attributable losses and dividends paid to preferred stock holders in excess of fair value. This compares to a $34.0 million adjustment last year related to the exchange of redeemable preferred stock in excess of earnings. Diluted Earnings per Share Attributable to Blyth, Inc. Common Stockholders were a loss of $0.19 for the full year 2013 compared to Earnings per Share of $0.58 in the prior year.

Given the uncertainty surrounding the magnitude of ViSalus’s international expansion opportunity, the timing of new market entry and the potential volatility surrounding currency exchange rates, the Company is not providing EPS guidance for the current fiscal year.

Blyth, Inc., headquartered in Greenwich, CT, USA, is a direct to consumer business focused on the direct selling and direct marketing channels. It designs and markets candles and accessories for the home as well as health & wellness products through the direct selling channel, utilizing both the home party plan and the network marketing methods. The Company also designs and markets health & wellness products, household convenience items and personalized gifts through the catalog/Internet channel. Its products are sold direct to the consumer under the PartyLite® and ViSalus® brands and to consumers in the catalog/Internet channel under the Miles Kimball®, Walter Drake®, Easy Comforts®, As We Change® and Exposures® brands.

Blyth, Inc. may be found on the Internet at www.blyth.com.

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not assurances of future performance and can be identified by the fact that they do not relate to statements of historical or current facts. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events or performance and underlying assumptions. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words of similar substance in connection with discussions of future operating or financial performance. Examples of forward-looking statements in this press release include, among others, PartyLite’s strategies to attract and retain consultants and help them grow their businesses; PartyLite’s initiatives to increase sales; ViSalus’s geographic expansion plans; and ViSalus’s initiatives to grow and retain its promoters, facilitate customer acquisition and retention, and reduce costs.

The Company’s forward-looking statements are based on management’s current beliefs, expectations and assumptions regarding the future of the Company’s business, strategies, plans and performance, the economy and other future conditions and future events, circumstances and results. Because forward-looking statements relate to the future, they are inherently susceptible to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside our control, especially when made early in the year when it is difficult to forecast financial results for the full year. Our actual results and financial condition could differ materially from those expressed or implied in our forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements include, (i) our ability to respond appropriately to changing consumer preferences and demand for our current and new products or product enhancements; (ii) our dependence on sales by independent promoters and consultants and our ability to recruit, retain and motivate them; (iii) the loss of a leading promoter or consultant, together with his or her associated sales organization, or the loss of a significant number of promoters or consultants for any reason; (iv) the attractiveness of ViSalus’s and PartyLite’s compensation plans among their current and prospective promoters and consultants; (v) our ability to retain our existing customers or attract new customers; (vi) our ability to influence or control our promoters and consultants; (vii) federal, state and foreign regulations applicable to our products (including advertising and labeling), promotional programs and compensation plans; (viii) adverse publicity associated with our products, ingredients, promoters, consultants, programs or business models, or those of similar companies; (ix) product liability and health-related claims; (x) competition; (xi) a downturn in the economy; (xii) our ability to grow our business in our existing markets and open new markets, including risks in our international operations; (xiii) legal actions by or against our promoters and consultants; (xiv) our reliance on independent third parties for the manufacture and supply of many of our products; (xv) our ability to manufacture candles at required levels of quantity and quality; (xvi) disruptions to transportation channels; (xvii) shortages or increases in the cost of raw materials; (xviii) ViSalus’s obligation, which we have guaranteed, to redeem its preferred stock in December 2017; (xix) awards made pursuant to ViSalus's Equity Incentive Plan, which could negatively impact our business, financial condition and results of operations; (xx) our dependence on key employees; (xxi) certain taxes or assessments relating to the activities of our promoters and consultants for which we may be held responsible; (xxii) our reliance on third parties to plan many of our events; (xxiii) our ability to identify suitable acquisition candidates, complete acquisitions on terms favorable to us and successfully integrate acquired operations; (xxiv) the covenants in the indenture that governs our new Senior Notes due 2017 may limit our operating and financial flexibility, including our ability to pay cash dividends or repurchase our outstanding common stock; (xxv) turmoil in the financial markets could increase our borrowing costs or impede access to or increase our cost of financing; (xxvi) our ability to protect our intellectual property; (xxvii) interruptions in our information-technology systems; (xxviii) information security or data breaches; (xxix) our ability to successfully adapt to and integrate mobile devices; (xxx) credit card and debit card fraud; (xxxi) our storage of user and employee data; (xxxii) changes in our effective tax rate; (xxxiii) fluctuations in our periodic results of operations; (xxxiv) increased mailing, printing and shipping costs; (xxxv) Silver Star Brands’ credit program; (xxxvi) speculative trading, short interest and volatility in our stock price; (xxxvii) the failure of securities or industry analysts to publish research or reports about our business, or the publication of negative reports about our business; and (xxxviii) our compliance with the Sarbanes-Oxley Act of 2002, as well as other factors described in this press release and in the Company’s most recently filed Annual Report on Form 10-K filed on the date hereof and other filings with the Securities and Exchange Commission.

For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made, even if subsequently made available by us on our website or otherwise. We do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances or new information that exists after the day on which they are made, except as provided by law.

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BLYTH, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share data)
(Unaudited)

	Three Months		Year
	Ended December 31,		Ended December 31,
	2013	2012	2013	2012

Net sales	$261,159	$331,021	$885,450	$1,179,514
Cost of goods sold	89,382	108,744	312,859	391,994
Gross profit	171,777	222,277	572,591	787,520
Selling	108,012	136,118	387,960	516,419
Administrative and other	41,146	44,205	164,980	175,234
ViSalus equity incentive plan	—	2,183	—	11,301
Total operating expense	149,158	182,506	552,940	702,954
Operating profit	22,619	39,771	19,651	84,566

Other expense (income):
Interest expense	1,004	1,585	6,042	6,057
Interest income	(107)	(569)	(635)	(1,724)
Foreign exchange and other	155	1,237	(386)	(909)
Total other expense	1,052	2,253	5,021	3,424

Earnings from continuing operations before income taxes	21,567	37,518	14,630	81,142
Income tax expense	12,691	13,911	11,194	31,635
Earnings from continuing operations	8,876	23,607	3,436	49,507
Income from discontinued operations, net of income tax	—	575	—	2,197
Gain on sale of discontinued operations, net of income tax	—	5,540	—	5,540
Net earnings	8,876	29,722	3,436	57,244
Less: Net earnings (loss) attributable to noncontrolling interests	(789)	1,971	1,003	13,242
Net earnings attributable to Blyth, Inc.	9,665	27,751	2,433	44,002
Less: Exchange of ViSalus redeemable preferred stock in excess of fair value	—	(33,956)	—	(33,956)
Less: Accretion adjustment to redemption value for ViSalus redeemable preferred stock	(889)	—	(5,471)	—
Net earnings (loss) attributable to Blyth, Inc. common stockholders	$8,776	$(6,205)	$(3,038)	$10,046

Basic:
Net earnings (loss) from continuing operations	$0.60	$1.27	$0.15	$2.10
Net earnings from discontinued operations	—	0.36	—	0.45
Net earnings (loss) attributable per Blyth, Inc.	0.60	1.63	0.15	2.55

Exchange of redeemable preferred stock in excess of fair value and accretion adjustment to redemption value	(0.06)	(1.99)	(0.34)	(1.97)
Net Earnings (Loss) attributable to Blyth, Inc. common stockholders	$0.54	$(0.36)	$(0.19)	$0.58
Weighted average number of shares outstanding	16,075	17,001	16,196	17,180

Diluted:
Net earnings (loss) from continuing operations	$0.60	$1.27	$0.15	$2.10
Net earnings from discontinued operations	—	0.36	—	0.45
Net earnings (loss) attributable per Blyth, Inc.	0.60	1.63	0.15	2.55
Exchange of redeemable preferred stock in excess of fair value and accretion adjustment to redemption value	(0.06)	(1.99)	(0.34)	(1.97)
Net Earnings (Loss) attributable to Blyth, Inc. common stockholders	$0.54	$(0.36)	$(0.19)	$0.58
Weighted average number of shares outstanding	16,113	17,001	16,196	17,247

Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

			December 31, 2013	December 31, 2012
Assets
Cash and Cash Equivalents			$114,847	$129,056
Short Term Investments			7,985	32,073
Accounts Receivable, Net			12,704	9,187
Inventories			75,795	90,952
Property, Plant & Equipment, Net			95,428	93,108
Other Assets			60,018	80,547
Total Assets			$366,777	$434,923

Liabilities and Stockholders' Equity
Bank and Other Debt			$6,278	$6,426
Bond Debt			50,000	71,764
Other Liabilities			117,868	151,382
Redeemable Preferred Stock			146,603	146,547
Equity			46,028	58,804
Total Liabilities and Equity			$366,777	$434,923

Blyth, Inc.
Supplemental Non-GAAP Earnings (Loss) Per Share Measures
(In thousands, except per share data)
(Unaudited)

	Three Months Ended		Three Months Ended
	December 31, 2013		December 31, 2012
	Dollars	Diluted EPS	Dollars	Diluted EPS

Non-GAAP normalized earnings (loss)	$9,665	$0.60	$24,256	$1.42

Non-GAAP Adjustments:

ViSalus Equity Incentive Plan	—	—	(987)	(0.06)

Impairment of note receivable	—	—	(956)	(0.06)

Restructuring charges (1)	—	—	(677)	(0.04)

Income from discontinued operations, net of income taxes (2)	—	—	6,115	0.36

GAAP Net earnings (loss) attributable to Blyth, Inc.	9,665	0.60	27,751	1.63

Exchange of redeemable preferred stock in excess of fair value (3)	—	—	(33,956)	(1.99)

Accretion to redemption value for ViSalus redeemable preferred stock (4)	(889)	(0.06)	—	—

GAAP Net earnings (loss) attributable to Blyth, Inc. common stockholders	$8,776	$0.54	$(6,205)	$(0.36)

This table is included as an additional reference to assist investors in analyzing the Company's performance and should be considered in addition to, not a substitute for, measures of financial performance prepared in accordance with GAAP.

(1) Restructuring charges represent costs associated with the realignment of the PartyLite North American distribution center.
(2) Amounts in 2012 discontinued operations represent net earnings and gain on sale from Sterno sold in October 2012.
(3) In December 2012, ViSalus shareholders exchanged their Redeemable Noncontrolling Interest for Redeemable Preferred Stock with a redemption value of $143.2 million due December 2017. The amount determined to be in excess of fair value was charged to equity and earnings per share.

(4) Represents the accretion adjustment to its redemption value after allocating attributable losses and dividends paid to Visalus preferred stockholders in excess of earnings.

The sum of the individual amounts may not necessarily equal to the totals due to rounding.

Blyth, Inc.
Supplemental Non-GAAP Earnings (Loss) Per Share Measures
(In thousands, except per share data)
(Unaudited)

	Year Ended		Year Ended
	December 31, 2013		December 31, 2012
	Dollars	Diluted EPS	Dollars	Diluted EPS

Non-GAAP normalized earnings (loss)	$2,433	$0.15	$47,420	$2.75

Non-GAAP Adjustments:

ViSalus Equity Incentive Plan	—	—	(5,515)	(0.32)

ViSalus IPO related costs incurred	—	—	(2,108)	(0.12)

Impairment of note receivable	—	—	(956)	(0.06)

Impairment of intangible assets	—	—	(518)	(0.03)

Restructuring charges (1)	—	—	(2,057)	(0.12)

Income from discontinued operations, net of income taxes (2)	—	—	7,737	0.45

GAAP Net earnings (loss) attributable to Blyth, Inc.	2,433	0.15	44,002	2.55

Exchange of redeemable preferred stock in excess of fair value (3)	—	—	(33,956)	(1.97)

Accretion to redemption value for ViSalus redeemable preferred stock (4)	(5,471)	(0.34)	—	—

GAAP Net earnings (loss) attributable to Blyth, Inc. common stockholders	$(3,038)	$(0.19)	$10,046	$0.58

This table is included as an additional reference to assist investors in analyzing the Company's performance and should be considered in addition to, not a substitute for, measures of financial performance prepared in accordance with GAAP.

(1) Restructuring charges represent costs associated with the realignment of the PartyLite North American distribution center.
(2) Amounts in 2012 discontinued operations represent net earnings and gain on sale from Sterno sold in October 2012.
(3) In December 2012, ViSalus shareholders exchanged their Redeemable Noncontrolling Interest for Redeemable Preferred Stock with a redemption value of $143.2 million due December 2017. The amount determined to be in excess of fair value was charged to equity and earnings per share.

(4) Represents the accretion adjustment to its redemption value after allocating attributable losses and dividends paid to Visalus preferred stockholders in excess of earnings.

The sum of the individual amounts may not necessarily equal to the totals due to rounding.